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SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2003 WASH, D.C. 187

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 45375

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cole Capital Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2555 East Camelback Road, Suite 400
(No. and Street)

Phoenix (City) — Arizona (State) — 85016 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Blair D. Koblenz — 602-468-3333 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Woods & Dwyer, PLC
(Name — *if individual, state last, first, middle name*)

3101 N. Central Ave., Suite 890 (Address) — Phoenix, (City) Arizona (State) 85012 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 18 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Blair D. Koblenz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cole Capital Corporation, as of December 31, ~~19~~ 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COLE CAPITAL CORPORATION

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2002

COLE CAPITAL CORPORATION

CONTENTS

W&D
WOODS & DWYER, P.L.C.
Certified Public Accountants

3101 N. Central Avenue • Suite 890
Phoenix, Arizona 85012
(602) 265-9700
Fax (602) 265-9600

To the Board of Directors
Cole Capital Corporation
Phoenix, Arizona

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statements of financial condition of **Cole Capital Corporation** as of December 31, 2002, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Cole Capital Corporation** as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 6, 2003

COLE CAPITAL CORPORATION
STATEMENT OF FINANCIAL CONDITION
December 31, 2002

ASSETS

Cash	$	13,597
Other current assets		4,003
	$	17,600

STOCKHOLDER'S EQUITY

Common stock, no par value; authorized 1,000,000 shares; 13,600 shares issued and outstanding	$	13,600
Retained earnings		4,000
	$	17,600

See Independent Auditors' Report and Notes to Financial Statements

COLE CAPITAL CORPORATION
STATEMENT OF INCOME
For The Year Ended December 31, 2002

REVENUES		
Commission	$	191,520
Marketing and due diligence		189,752
		381,272
GENERAL AND ADMINISTRATIVE EXPENSES		171,639
Net income	$	209,633

See Independent Auditors' Report and Notes to Financial Statements

COLE CAPITAL CORPORATION
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2002

	Common Stock		Retained	Total Stockholder's
	Shares	Amount	Earnings	Equity
Balance, December 31, 2001	13,600	$ 13,600	$ 169,988	$ 183,588
Net income			209,633	209,633
Distributions			(375,621)	(375,621)
Balance, December 31, 2002	13,600	$ 13,600	$ 4,000	$ 17,600

See Independent Auditors' Report and Notes to Financial Statements

COLE CAPITAL CORPORATION
STATEMENT OF CASH FLOWS
For The Year Ended December 31, 2002

Cash flows from operating activities	
Net income	$ 209,633
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in other assets	(273)
Net cash provided by operating activities	209,360
Cash flows from financing activities	
Distributions to stockholder	(375,621)
Cash used by financing activities	(375,621)
Net decrease in cash	(166,261)
Cash at beginning of year	179,858
Cash at end of year	$ 13,597

See Independent Auditors' Report and Notes to Financial Statements

COLE CAPITAL CORPORATION
NOTES TO FINANCIAL STATEMENTS
December 31, 2002

NOTE 1 ORGANIZATION AND ACCOUNTING POLICIES

Nature of Business

The Company is licensed to operate as a broker-dealer, under the Securities and Exchange Act of 1934. The Company earns commissions for introducing investors to various investment projects in the Phoenix metropolitan area.

Revenue Recognition

Commission revenue is recognized on the date the investor acquires the related limited partnership interest.

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with maturities of 90 days or less to be cash equivalents.

COLE CAPITAL CORPORATION
NOTES TO FINANCIAL STATEMENTS
December 31, 2002

NOTE 2 RELATED PARTY TRANSACTIONS

Revenues

Substantially all revenue is earned by the Company for introducing investors to various investment projects. For the year ended December 31, 2002 these investment projects were limited partnerships. The general partner of these limited partnerships is affiliated with the Company through common management.

Expenses

For the year ended December 31, 2002, the Company paid $72,000 in management fees to a company affiliated through common management. This affiliate provided office space, administrative, management, and payroll services to the Company. Management fees are discretionary and are payable only if the Company has funds available in excess of net capital requirements.

NOTE 3 INCOME TAXES

The Company has elected under the Internal Revenue Code to be taxed as an S Corporation. In lieu of corporate income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for income taxes is included in the financial statements.

NOTE 4 NET CAPITAL RULE

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital and a ratio of aggregate indebtedness to net capital, both as defined under such provisions, that does not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid, if the resulting net capital ratio would exceed 10 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2002, the Company had net capital and a net capital requirement of $13,597 and $5,000, respectively. The Company had no aggregate indebtedness at December 31, 2002.

COLE CAPITAL CORPORATION

SCHEDULE 1

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1

DECEMBER 31, 2002

Total ownership equity from statement of financial condition	$ 17,600
Deductions:	
Non-allowable assets:	
Prepaid expenses	4,003
Net capital	13,597
Required minimum net capital	5,000
Excess net capital	$ 8,597

NOTE: The above computations do not differ from the computation of net capital under SEC Rule 15c3-1 as of December 31, 2002 as filed by Cole Capital Corporation on Form X-17a-5. Accordingly, no reconciliation is deemed necessary.

See Independent Auditors' Report and Notes to Financial Statements

COLE CAPITAL CORPORATION

SCHEDULE 2

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 AND COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS OF RULE 15c3-3

DECEMBER 31, 2002

The Company's transactions with customers consist exclusively of acting as an introducing broker-dealer. The Company carries no margin accounts, does not hold funds or securities for, or owe money or securities to customers. The Company, therefore is exempt from the computation of cash reserve requirements for brokers and dealers.

COLE CAPITAL CORPORATION

REPORT ON INTERNAL CONTROL

DECEMBER 31, 2002

W&D
WOODS & DWYER, P.L.C.
Certified Public Accountants

3101 N. Central Avenue • Suite 890
Phoenix, Arizona 85012
(602) 265-9700
Fax (602) 265-9600

To the Board of Directors
Cole Capital Corporation
Phoenix, Arizona

In planning and performing our audit of the financial statements of ***Cole Capital Corporation*** for the year ended December 31, 2002 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC) we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by ***Cole Capital Corporation*** that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) (11) and the reserve required by rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities accounts or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

(2) Complying with the requirements for prompt payment for securities of Section 8 of Federal Reserve System Regulation T of the Board of Governors of the Federal Reserve System.

(3) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of ***Cole Capital Corporation*** is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that procedures may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, including the condition discussed above, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the NASD, and any other applicable regulatory bodies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wood & Dwyer PLC

February 6, 2003